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Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES
PROJECT FINANCING FOR
GULFSTREAM PARK AND THE MEADOWS AND
PUBLIC OFFERING OF DEBENTURES

December 9, 2004, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID") today announced that it has agreed to provide project financing for the reconstruction of facilities at Gulfstream Park race track in Florida of US$115 million and The Meadows race track and slot facility in Pennsylvania of US$77 million. MID also announced that it intends to issue long term senior, unsecured debentures pursuant to its base shelf prospectus previously filed with Canadian securities regulatory authorities.

Gulfstream Park and The Meadows Project Financing

        The project financing will be made available through two separate facilities provided by wholly-owned subsidiaries of MID to wholly-owned subsidiaries of Magna Entertainment Corp. ("MEC") that own and/or operate Gulfstream and The Meadows. Advances under the facilities will be made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility, backstretch and related site works at Gulfstream, and reconstruction of the clubhouse/grandstand facility, slot machine facility and related site works at The Meadows.

        The project financing facilities have terms of 10 years from the relevant completion dates for the construction projects at Gulfstream and The Meadows. The anticipated completion dates for Gulfstream and The Meadows are the first and second quarters of 2006, respectively. Prior to the relevant completion dates, amounts outstanding under each facility will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the relevant completion date, amounts outstanding under each facility will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually, which rate reflects MID's assessment of the credit associated with the specific borrowers under the Gulfstream and Meadows project financings, taking into consideration, among other things, the anticipated cash flows from The Meadows future slot machine operations and the significant underlying land value at Gulfstream. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, MID will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on the relevant completion date.

        The project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. Each facility will be secured principally by first-ranking security over the lands forming part of the relevant race track operations at Gulfstream and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream and over all other assets of the relevant borrower, excluding licences and permits. In addition, each borrower will covenant not to pledge any licences or permits held by it and MEC will agree not to pledge the shares of the borrowers. The Meadows project will require additional financing to fund the cost of other slot related expenditures (slot licence and machines, furnishings and equipment), which MEC is expected to seek from third party lenders or investors. MID has agreed, subject to entering into a satisfactory intercreditor agreement, to subordinate its security in The Meadows facility to the third party lender up to a maximum amount of US$110 million.

        "This project financing represents an opportunity for MID's real estate business to earn an attractive return on its investment, coupled with an appropriate security and covenant package", said John Simonetti, Chief Executive Officer of MID. "This investment is consistent with MID's core real estate business strategy and also recognizes benefits which the successful redevelopment of the Gulfstream and Meadows facilities will have for MEC's core racing and alternative gaming businesses, which in turn, will benefit MID shareholders through ownership of a 59% equity interest in MEC. This investment will not change our primary focus, nor affect our ability, of pursuing our core real estate development, construction management and leasing business with the Magna group of companies (the tenant of virtually all of MID's 107 income-producing properties), or limit our options with respect to our investment in MEC."

        The first advance of approximately US$22.2 million under the Gulfstream project financing is expected to occur on December 9, 2004. A definitive agreement regarding The Meadows project financing is expected to be entered into by February 28, 2005 and will contain certain conditions for the first advance including the issuance of a slot machine gaming licence for The Meadows.

        The project financing was approved by the MID Board based on a recommendation from a Special Committee of independent directors of MID comprised of Messrs. Douglas Young, who acted as Chairman, Barry Byrd, Philip Fricke and Manfred Jakszus. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors.

        MID expects to file a material change report immediately upon filing of this press release. The material change report will be filed less than 21 days before the date of the closing of the Gulfstream project financing which, in MID's view, is both reasonable and necessary in the circumstances as the terms of the project financing were settled, and approved by MID's board of directors, on December 8, 2004, and MEC requires immediate funding in order to complete the Gulfstream reconstruction project on schedule for opening prior to the commencement of the Gulfstream 2006 race meet and to replenish cash previously expended by MEC on behalf of the Gulfstream borrower on this project.

Debenture Offering

        MID also announced today that it intends to issue long term debentures that will be senior unsecured obligations of MID and will rank equally with all of MID's existing and future senior unsecured indebtedness. The sale of the debentures is the first offering by MID under a base shelf prospectus dated March 19, 2004 filed with Canadian securities regulatory authorities.

        MID intends to use the net proceeds from the offering of the debentures to fund on-going construction projects with Magna International Inc., to fund its obligations under the project financing for Gulfstream and The Meadows, and for general corporate purposes.

        The debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements. This press release is not an offer to sell the debentures or a solicitation of an offer to purchase the debentures in the United States.

About MID

        MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        For further information about this press release, please contact Doug Tatters at 905-726-7507.

Forward-Looking Statements

        The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely, "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.1